SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               09 November, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Interim Results - Highlights announcement made on
                 09 November, 2006


BT Group Half Year Results and Interim Report

Chairman's Statement

These strong half year results show sustained momentum across the business with revenues up 3 per cent and earnings per share before specific items up 19 per cent.

I am pleased to report that we will be paying an interim dividend of 5.1 pence, up 19 per cent on last year, showing our continued commitment to improving shareholder returns and our confidence for the future.

Sir Christopher Bland, 8 November 2006

Review

These results show another strong team performance with every part of the business playing its part. Revenue increased 3 per cent with continued strong growth in new wave revenue, up 20 per cent, driven by our networked IT services, broadband and mobility businesses. Total networked IT services contract wins amounted to GBP4.0 billion over the last twelve months. BT had 9.3 million wholesale broadband connections at 30 September 2006, including 838,000 local loop unbundled lines, an increase of 2.8 million connections year on year. The strong growth in new wave revenue more than offset the 4 per cent decline in traditional revenue.

Group profit before taxation, specific items and leaver costs increased by 17 per cent driven by operational efficiencies and a reduction in net finance costs, partly offset by the costs of supporting the growth in new wave activities. Reported profit before taxation, including specific items and leaver costs, was 26 per cent higher than last year. Specific items for the half year were GBP3 million (see note 2) and principally comprise costs of GBP23 million relating to the further rationalisation of the group's office portfolio, partly offset by a profit of GBP20 million arising from the group's partial disposal of its interest in an associated undertaking.

Earnings per share before specific items and leaver costs were 11.8 pence, an increase of 20 per cent. Reported earnings per share, including specific items and leaver costs, were 28 per cent higher at 11.3 pence.

Net debt was GBP8,079 million, GBP54 million below last year. Free cash flow generated in the first half amounted to GBP321 million.

An interim dividend of 5.1 pence per share will be paid on 12 February 2007 to shareholders on the register on 29 December 2006.

Our performance underpins our confidence that we will continue to grow revenue, EBITDA, earnings per share and dividends this financial year. Revenue growth will continue to be fuelled by new wave services; EBITDA improvement will be driven by the continued growth in BT Retail's profitability and an acceleration through the year of the EBITDA growth in BT Global Services. We are confident in our ability to improve shareholder returns and accelerate the strategic transformation of the business.

This advertisement is a summary of the interim results of BT Group plc ("the group") for the six months ended 30 September 2006. The full interim results statement, including the group's results for the three months ended 30 September 2006, is available on the internet at www.btplc.com/Sharesandperformance. If you have any queries as a shareholder please call Freefone 0808 100 4141.

BT Group plc 81 Newgate Street, London EC1A 7AJ



Independent Review Report to BT Group plc

Introduction

We have been instructed by the group to review the financial information for the six months ended 30 September 2006, which comprises the summarised group income statement, group statement of recognised income and expense, group cash flow statement and group balance sheet at 30 September 2006. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the basis set out in note 1.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies have been consistently applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the group for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2006.

PricewaterhouseCoopers LLP, Chartered Accountants
1 Embankment Place, London WC2N 6RH
8 November 2006



Summarised statements

Group income statement for the six months ended 30 September
(unaudited)                                                   2006        2005
                                                              GBPm        GBPm
Revenue                                                      9,805       9,498
                                                            _______     _______
Operating profit                                             1,318       1,222
Finance costs                                               (1,293)     (1,392)
Finance income                                               1,192       1,150
Share of profits of associates and joint ventures                7           8
Profit on disposal of associate                                 20           -
                                                            _______     _______
Profit before taxation                                       1,244         988
Taxation                                                      (305)       (243)
                                                            _______     _______
Profit for the period                                          939         745
                                                            =======     =======
Earnings per share
- basic                                                       11.3p        8.8p
- diluted                                                     11.1p        8.7p
Earnings per share before specific items (note 2)
- basic                                                       11.3p        9.5p
- diluted                                                     11.1p        9.3p

Interim dividend proposed per share                            5.1p        4.3p
Prior year final dividend paid per share                       7.6p        6.5p


Group statement of recognised income and expense for the six months ended 30 September
(unaudited)                                                     2006      2005
                                                                GBPm      GBPm
Profit for the period                                            939       745
                                                              _______   _______
Actuarial (losses) gains on defined benefit pension schemes     (369)    1,090
Net gains on revaluation of available-for-sale investments         -         1
Net gains (losses) on cash flow hedges                            61        (5)
Exchange differences on translation of foreign operations        (72)       (4)
Tax on items taken directly to equity                             82      (327)
                                                              _______   _______
Net (losses) gains recognised directly in equity                 298       755
                                                              _______   _______
Total recognised income and expense for the period               641     1,500
                                                              _______   _______


Group cash flow statement for the six months ended 30 September
(unaudited)                                                   2006        2005
                                                              GBPm        GBPm
Net cash inflow from operating activities                    2,193       2,104
Net cash used in investing activities                       (2,059)       (767)
Net cash used in financing activities                         (997)     (1,138)
Effects of exchange rate changes                                 -          23
                                                            _______     _______
Net (decrease) increase in cash and cash equivalents          (863)        222
Cash and cash equivalents at beginning of period             1,784       1,310
                                                            _______     _______
Cash and cash equivalents at end of period                     921       1,532
                                                            =======     =======
Free cash flow                                                 321         377
                                                            _______     =======




Group balance sheet
(unaudited)                            30 September   30 September   31 March
                                               2006           2005       2006
                                               GBPm           GBPm       GBPm
Non current assets                           18,164         17,977     17,978
Current assets                                6,586          9,130      6,722
                                             _______        _______    _______
Total assets                                 24,750         27,107     24,700
Current liabilities                          10,053         11,596      9,480
                                             _______        _______    _______
Total assets less current liabilities        14,697         15,511     15,220
                                             =======        =======    =======
Non current liabilities                      13,156         14,755     13,613
Equity shareholders' funds                    1,494            707      1,555
Minority interest                                47             49         52
                                             _______        _______    _______
Total equity                                  1,541            756      1,607
                                             _______        _______    _______
                                             14,697         15,511     15,220
                                             =======        =======    =======


Notes

1 The financial information set out in these interim financial results has been prepared in accordance with the Listing Rules of the Financial Services Authority. The accounting policies which have been applied to prepare these interim financial results are the same as those used for preparation of the audited consolidated financial statements for the year ended 31 March 2006.

2 The results as shown in the summarised income statement are reported inclusive of specific items. Specific items comprise significant one off or unusual items, which are separately identified and disclosed. This is consistent with the way that financial performance is measured by management and provides a meaningful analysis of the trading results of the group. Specific items recognised for the six months ended 30 September 2006 were a net charge before taxation of GBP3 million (2005: GBP82 million). Costs of GBP23 million relating to the further rationalisation of the group's office portfolio were incurred (2005: GBP12 million). This was partly offset by a profit of GBP20 million arising from the group's disposal of 6 per cent of its equity interest in Tech Mahindra Limited, an associated undertaking, reducing the group's holding to 36 per cent.
     In the prior year, a provision of GBP70 million was recognised relating to the incremental and directly attributable costs in connection with creating the Openreach line of business.





Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 09 November, 2006